United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale clarifies on media articles

Rio de Janeiro, June 24, 2024 – Vale S.A. (“Vale” or “Company”) clarifies press reports, notably the article issued on this date by the news agency Reuters¹, about possible legal proceeding filed by the Federal Public Prosecutor’s Office and the States of Minas Gerais and Espírito Santo Public Prosecutors’ Office against Vale, BHP and their joint venture Samarco Mineração S.A. (the "Companies") with a compensation claim of R$ 3.6 billion for collective moral damages. The Company informs that it was not formally notified by the Court about this legal proceeding and will present its arguments to the competent court in due course. Vale reiterates that the process of repairing damages resulting from the Fundão dam in 2015 is led by the Renova Foundation in line with the commitments entered by the Companies with the Brazilian authorities. With Samarco, BHP, institutions of Justice and authorities’ representatives, the Company remains committed to negotiations for a definitive agreement, able to ensure fair and full reparation to the affected people and the environment.

Gustavo Duarte Pimenta

Executive Vice President, Finance and Investor Relations

1 With the title “MPF accuses Vale, BHP and Samarco of gender violence in reparation and asks for R$ 3.6 billion” available here (portuguese only)

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

Pedro Terra: pedro.terra@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 24, 2024		Director of Investor Relations